UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

Commission File Number: 001-34225

VIMICRO INTERNATIONAL CORPORATION

15/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100191, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMICRO INTERNATIONAL CORPORATION

By:	/s/ John Zhonghan Deng
Name:	John Zhonghan Deng
Title:	Chairman and Chief Executive Officer

Date: June 11, 2012

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release

Exhibit 99.1

Vimicro Announces Changes in Board of Directors

BEIJING, China – June 11, 2012 – Vimicro International Corporation (NASDAQ: VIMC) (“Vimicro” or the “Company”), a leading PC-camera processor and IP-based surveillance solution provider, today announced that Dr. Xiaodong (Dave) Yang has resigned his position from the Board of Directors of the Company and its significant subsidiaries for personal reasons. The Company has nominated Mr. Yundong (Raymond) Zhang as his successor.

Mr. Zhang currently serves as the Company’s Chief Technology Officer. He is responsible for leading all research and development activities, as well as formulating technology and product strategy for the security and surveillance business. Since joining Vimicro when the Company was at an early stage, Mr. Zhang has demonstrated strong leadership in guiding the development of surveillance technology, the national SVAC standard, and most recently, developing the surveillance business in China. Before joining Vimicro, Mr. Zhang was a co-founder and director of research and development for T Square Design, Inc. Before that, he served as a semiconductor design manager for Realtek. Zhang received his B.S. and M.S. degrees in electrical engineering from Fudan University.

“We would like to thank Dave Yang, who is a co-founder of our Company, for his years of excellent service to Vimicro, and we wish him well in pursuing his personal interests. We are also pleased to welcome Mr. Zhang to our Board of Directors. We expect the Company and its stakeholders to benefit from his experience and leadership,” stated Dr. John Deng, Chairman and CEO of Vimicro.

About Vimicro International Corporation

Vimicro International Corporation is a leading multimedia semiconductor and solution provider that designs, develops and markets mixed-signal semiconductor products and system-level solutions that enable multimedia capabilities in a variety of products for PC/Notebook, consumer electronics and surveillance markets. Vimicro is aggressively expanding business into the surveillance market with system-level solutions and semiconductor products to capitalize on China’s domestic demand. Vimicro’s ADSs, each of which represents four ordinary shares, are currently trading on the NASDAQ Global Market under the ticker symbol “VIMC.”